

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

Mr. Dishan Guo, Chief Executive Officer
China Internet Café Holdings Group, Inc.
c/o Gregory Sichenzia, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor,
New York, NY 10006

> **Re:** **China Internet Café Holdings Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 12, 2011**
> **File No. 333-173407**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 0-52832**
> **Form 10-Q for Fiscal Quarter Ended**
> **March 31, 2011**
> **Filed May 23, 2011**
> **File No. 0-52832**

Dear Mr. Guo:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed July 12, 2011

General

1. We note your response to comment one in our letter dated May 6, 2011. Please clarify, and address in your analysis, whether there are any relationships among the selling shareholders other than the relationships you identified in your response; in this regard, we note that Steven Taylor exercises voting and dispositive power for the account of two

selling shareholders, and that Schedule III of Exhibit 10.14 lists Syndicated Capital's address as the contact information for several of your selling shareholders. In addition, we note your statement that only TriPoint Global and Syndicated Capital are broker dealers or affiliates of a broker dealer, however the footnotes to the selling shareholders table indicate that other selling shareholders are in fact broker dealers or affiliates of broker dealers, and we note that Schedule III of Exhibit 10.14 lists Syndicated Capital's address as the contact information for several of your selling shareholders; please advise, and address this in your analysis. Please also clarify and address in your analysis the following:

- the dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities; and
- whether or not the selling shareholders are in the business of underwriting securities.

Alternatively, please reduce the size of the offering to one-third of the shares held by non-affiliates. For additional guidance regarding your analysis, please see 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our website.

2. Please tell us who currently is serving as the principal accounting officer of the company. In this regard we note that Dishan Guo was identified as the principal accounting officer in the Form 10-Q filed on May 23, 2011, while Jinwei Li was identified as the principal accounting officer in the Form S-1 filed on April 8, 2011 and in the Form S-1/A filed on July 12, 2011.

3. We note your response to comment 34 in our letter dated May 6, 2011, however it appears that you continue to reference "47 internet cafes" on page F-27. As previously requested, please revise this disclosure so that it is consistent with the disclosure in the rest of your filing.

Prospectus Cover Page

4. We note your disclosure that the "placement agent and its designees" were issued securities in the Offering. However your disclosure in the footnotes to the selling shareholders table and on page 72 suggest that you used more than one placement agent, there is no mention of "designees" throughout the rest of your filing, and your disclosure on page 72 suggests that you issued securities in the Offering only to one placement agent. Please revise this apparently contradictory disclosure here and throughout your filing to clearly describe the circumstances of the Offering.

Prospectus Summary, page 6

The Company, page 6

5. We note your response to comment eight in our letter dated May 6, 2011 and the related revisions in your filing. Please add the VIE Shareholders to the diagram on page 8. Please also clarify whether Classic Bond is the holding company for Shenzhen Zhonghefangda <u>Internet</u> Technology Co., Limited or the holding company for Shenzhen Zhonghefangda <u>Network</u> Technology Co., Limited (emphasis added).

The Offering, page 9

The Offering, page 9

6. We note your response to 12 in our letter dated May 6, 2011. We further note that you have 21,124,967 shares of common stock outstanding prior to the offering, are registering 7,247,996 shares of common stock offered by selling shareholders and that you state you will have 27,447,996 shares of common stock outstanding after this offering. We further note that the 7,247,996 shares of common stock that you are registering includes 474,967 shares of common stock already outstanding. Please clarify how you determined the number of shares outstanding after the offering.

7. We note your response to comment 13 in our letter dated May 6, 2011 and the related revisions in your filing. Please revise the penultimate paragraph on page 9 to clarify that you will receive proceeds from any exercise of warrants unless such exercises are made on a cashless basis.

Risk Factors, page 13

8. Please tell us why you determined to delete the risk entitled "Our contractual arrangements with Junlong and its shareholders…." If you determined that this risk is not material to your business, please supplementally tell us how you reached such a determination.

There may be reduced use of internet cafes…, page 14

9. Please revise the risk factor to discuss the potential negative consequence to the company if "computer ownership and internet connections at home. . . gradually increase as the price for computer hardware, software and internet access decreases."

Intensified government regulation of internet cafes, page 15

10. We note that you describe a number of recent developments in the government's regulation of internet cafes in China. Please revise this risk factor to discuss the risks to the company associated with such recent, and potential future similar, developments.

Dishan Guo, Jinzhou Zeng, and Xiaofen Wang's association with Junlong…, page 20

11. We note your revised disclosure in response to comment 18. In addition to disclosing whether Messrs. Guo, Zeng and Wang have a formalized dispute resolution agreement, please disclose whether the company has a policy pursuant to which its directors, such as Messrs. Guo and Wang, must resolve any conflicts of interest that arise as a result of their ownership interests in or management of other companies, such as Classic Bond.

Selling Shareholders, page 28

12. We note your response to comment 22 in our letter dated May 6, 2011 and the related revisions in your filing. Please identify the natural persons who exercise voting and/or investment control over the securities held by Garolf AB and ULF Sorvik. Alternatively, please tell us why you believe this disclosure is unnecessary.

13. We note your response to comment 25 in our letter dated May 6, 2011 and the related revisions in sixth and seventh columns of the selling shareholder table. In either the footnotes to your selling shareholder table or on page 28, please clarify, if true, that you are assuming the sale of all the shares being registered.

14. We note your statement on your prospectus cover page that "the placement agent and its designees were issued warrants to purchase 427,470 shares of Common Stock at a purchase price of $1.35 per share…, Series A Warrants to purchase 85,494 shares of Common Stock at a purchase price of $2.00 per share, and Series B Warrants to purchase 85,494 shares of Common Stock at a purchase price of $3.00 per share." Based on footnotes 25 through 36 to the selling shareholder table, it appears that all placement agents received only warrants to purchase common stock at an exercise price of $1.35 per share. Please revise these footnotes and the table, as appropriate, to account for the Series A and Series B warrants, or advise.

15. We note your statement that "[e]xcept for TriPoint Global Equities, LLC and Syndicated Capital, Inc., none of the Selling Stockholders is a broker dealer or an affiliate of a broker dealer." However, based on footnotes 25 through 36 to your selling shareholder table, it appears that several other selling shareholders are broker dealers or affiliates of broker dealers. Please advise or revise. In addition, we note that Schedule III of Exhibit 10.14 lists Syndicated Capital's address as the contact information for several of your selling shareholders that have not been identified as broker dealers or affiliates of broker dealers; please clarify which selling shareholders are employees of or have any other relationship

to placement agents/broker dealers, and tell us whether such selling shareholders are broker dealers or affiliates of broker dealers. Please see Rule 405 of Regulation C.

16. Please revise the heading of the second column to indicate that it represents the number of shares of currently outstanding common stock held prior to the offering, and revise the heading of the third column to indicate that it represents the number of shares of common stock beneficially owned and offered pursuant to the prospectus.

Business, page 34

Business Overview, page 36

17. We note your response to comment 27 in our letter dated May 6, 2011 and the related revisions in your filing. It appears promotional language still appears in areas of your filing such as in the second paragraph on page 6 where you state your internet café's are "top quality" as well as in the third paragraph on page 37 where you describe the "robust revenue growth" of online game companies. Please revise to provide an objective description of your business and the industry in which you operate. Please review your entire registration statement for compliance with this comment.

18. We note your response to comment 28 in our letter dated May 6, 2011. Please revise your disclosure to indicate whether your statement that you "provide internet access at prices that are affordable to both students and migrant workers" is based on management's experience in the industry, market research, or otherwise.

19. We note your response to comment 29 in our letter dated May 6, 2011 and the supplemental materials provided. It does not appear that the highlighted portions of the materials provide an accurate basis for several of the statements and representations made in your filing. Please revise to characterize the following statements as your belief, or provide us with supplemental materials supporting these statements:

- "The largest chain, Wanjia Net, has over 1,000 locations," page 37.
- "Given the relatively low rate of computer ownership in the PRC as compared to Western countries, internet cafés have become the primary distribution point for games in the PRC. A substantial number of game players access online games through internet cafés and these players are crucial for survival of internet cafés," page 37.
- "…many online game companies have been making great efforts to support internet cafés to expand their customer base," page 38.
- "Internet cafes have been booming in the PRC in the recent years" and "It is clear that internet cafes have been a fast growing segment of the Chinese internet market," page 36.

Alternatively, please delete these statements from your filing. In addition, please provide us with copies of the "Survey of China Internet Café Industry" created by the Ministry of Culture in 2005, the research conducted by the CNNIC that supports the information you cite on page 36, and the research conducted by Pearl Research that supports the information you cite on page 37.

20. We note your response to comment 29 in our letter dated May 6, 2011 and the related revisions in your filing on page 37 noting the chart is provided by Pearl Research. Please provide us with this cited report and tell us whether or not you funded or were otherwise affiliated with the report.

Competitive Strengths, page 39

21. We note your response to comment 31 in our letter dated May 6, 2011 and the related revisions in your filing that the "principal risk the company faces is the risk associated with changes in government regulations regulating the Internet or Internet cafes." Please revise your disclosure to specify the types of government regulations the company currently faces that may impact the Internet, Internet café and online gaming industry. Please also discuss how these government regulations will impact your operations and expansion strategy.

22. We note your response to comment 33 in our letter dated May 6, 2011 and the related revisions in your filing stating "[t]he target companies that [you] intend to acquire in provinces outside of Guangdong Province will be local companies with good scale of operations." Please specify:

- how you have identified and will identify these target companies; and
- how you will ensure that "the efficient and effective operation of the cafes will continue and will not have a negative effect on the Company's scale of operations as a whole."

In your revised discussion, please elaborate on the steps taken with regard to the Guizhou acquisition target.

23. Please revise the language you added to the second bullet of this section to clarify, if true, that it represents your plans and intentions for the future, as well as your beliefs as to how your planned future activities will affect your business.

Our Growth Strategy, page 39

24. We note your response to comment 37 in our letter dated May 6, 2011 and the related revisions in your filing. We also note your disclosure in the penultimate sentence of the first paragraph on page 56. It appears you intend to grow organically within Shenzhen and that your expansion in other regions will be through "establishment and acquisition."

If known, please clarify the extent to which your growth strategy in the Guizhou, Sichuan and Yunnan provinces as well as the Chongqing Municipality will be through acquisitions versus through organic growth.

25. If, as you suggest on page 41, you do not yet operate any high-end internet cafes of the type described in the first bullet under this heading, please revise your statement that your "high-end internet cafes are those housing the most up to date computers and have private rooms for movie viewing and gameplay with surround sound capability" to clarify that it represents your plans for the future as opposed to your current state of operations.

<u>Regulation, page 43</u>

26. We note your response to comment 42 in our letter dated May 6, 2011 and the related revisions in your filing. Please clarify how the requirements for a national chain license set forth in the second and third sentences in the second paragraph on page 44 will impact your business, both positively and negatively. As appropriate, please also discuss the impact, both positive and negative, of any other government regulations to which you are subject or confirm to us that you are not subject to any other material government regulations. Please see Item 101(h)(4)(ix) of Regulation S-K. In addition, we note your disclosure on page 15 that the Ministry of Culture and other government authorities have suspended the issuance of new internet café licenses; please discuss how this will impact your plans to open new internet cafes and obtain a license to operate a national internet café chain.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

<u>Overview, page 46</u>

27. We note your response to comment 44 in our letter dated May 6, 2011 and the certification from Chinese Internet Café Online attached as Exhibit C to your response letter dated July 12, 2011. Please provide us with a more detailed explanation of the research conducted by Chinese Internet Café Online in reaching its belief that you are the "largest internet chain operator in Shenzhen." In addition, please revise your statement to clarify that it represents the belief of a third party media company. Please disclose whether or not you funded or were otherwise affiliated with this study and, if you did or were, please file the consent of Chinese Internet Cafe Online as an exhibit.

<u>Liquidity and Capital Resources, page 51</u>

28. We note your response to comment 50 in our letter dated May 6, 2011 and the related revisions in your filing in the second paragraph in page 52 that "[m]anagement believes that it currently has sufficient cash on hand for these expansion projects" and your statement in the third paragraph on page 52 that "[you] plan to fund the aforementioned

expansion projects through short-term borrowings, partial proceeds from prior private financings, cash from operations and potential equity financings." We further note similar statements on page 57. Please clarify or revise these apparently conflicting statements.

29. We note your disclosure regarding a $151,245 loan from China Construction Bank with "an interest rate 20% more than the benchmark landing rate, which was secured by director's guarantee," and a $152,204 loan from China Construction Bank that was entered into in October 2010, bears interest at an annual rate of 6.37%, and "is mainly guaranteed by third parties and individual persons or secured by a lien on our property and equipment." If these references are to the same loan, then please consolidate them into one description of the loan that is clear and consistent. If these references are to different loans, then please provide the date on which you entered into and the interest rate of the $151,245 loan, as well as additional information regarding the guarantee associated with the $152,204 loan. In addition, we note that the loan agreement filed as Exhibit 10.13 was entered into in November 2010; please revise your description of the relevant loan in this section accordingly.

Critical Accounting Policies, page 52

30. We note that you present Critical Accounting Policies sections beginning on pages 52 and 58. Please remove the any duplicative disclosures from your filing.

Comparison of Three Months Ended March 31, 2011 and 2010, page 56

31. We note your explanation that operating expenses increased mainly due to your offering, including advisory and legal fees. Please explain to us in more detail how you accounted for the costs associated with your offering and why these amounts were expensed as opposed to being netted against the offering proceeds. In doing so, provide us with the related initial journal entries you recorded to reflect the offering proceeds and costs.

Directors, Executive Officers, Promoters and Control Persons, page 60

32. Please revise your disclosure to disclose the business experience of Mr. Lei Li for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Please also revise Mr. Lizong Wang's biography to clarify the length of time he has served as deputy secretary of the China Society for Promotion of The Guangcai Program and as a strategic advisor and independent director of Universal Travel Group.

Section 16(a) of the Securities Exchange Act of 1934, page 63

33. Please file the delinquent Forms 3 referenced in this section. We note your response to comment 55 in our letter dated May 6, 2011. Please advise Lei Li, Lizong Wang,

Wenbin An and Zhenquan Guo to file all Section 16(a) reports immediately. In addition, please note that the filing of such reports at this time does not cure past violations or foreclose the Commission from taking any action in the future.

Executive Compensation, page 64

Outstanding Equity Awards at Fiscal Year End, page 66

34. We note your response to comment 57 in our letter dated May 6, 2011 that you have revised this section to indicate that there were no equity awards, including, options, restricted stock or other equity incentives that were outstanding as of December 31, 2010. We cannot locate this revised disclosure. Please advise.

Certain Relationships and Related Transactions, page 67

35. We note your response to comment 60 in our letter dated May 6, 2011 and the related revisions in your filing. Given that Mr. Dishan Guo is a party to the Securities Escrow Agreement, Option Agreement, Equity Pledge Agreement and Voting Rights Proxy Agreement, please revise the first sentence of the last paragraph in this section.

36. We note your response to comment 62 in our letter dated May 6, 2011 and the related revisions in your filing. Please disclose in your filing whether this loan agreement is in writing. If it is, please file it as an exhibit or tell us why you are not required to do so. Please see Item 601(b)(10) of Regulation S-K.

37. Please disclose in this section, if true, that Jinzhou Zeng and Xiaofen Wang are parties to the Option Agreement, Equity Pledge Agreement and Voting Rights Proxy Agreement, and also hold controlling interests in Classic Bond and your VIE.

Consolidated Financial Statements, page F-1

Consolidated Statements of Cash Flows, page F-6

38. Please explain to us why you classify changes in borrowings from your director as an operating cash flow instead of as a financing cash flow. Please see ASC 230-10-45-14 and -15 and provide us with your analysis of the substance of this transaction.

Notes to Consolidated Financial Statements, page F-7

Note 15. Income Tax, page F-20

39. We read your response to comment 68 in our letter dated May 6, 2011. Please disclose the components of your deferred tax asset and liability on a gross basis as required by ASC 740-10-50-2. Explain to us in sufficient detail how you determined, as noted on

page F-20, that there "are no material timing differences" generating deferred tax assets and/or liabilities. Although we note your disclosure of your deferred tax asset related to net operating loss carryforwards, it is unclear why there are no other temporary differences in 2010 and only immaterial amounts in 2011. Also, we note that you have removed your statutory income tax rate reconciliation. As required by ASC 740-10-50-12, please revise your filing to include this reconciliation.

Note 17. Stockholders' Equity, page F-22

(ii) Stock based compensation, page F-22

40. We read your response to comment 69 in our letter dated May 6, 2011. Although your response indicates that the grant of 400,000 shares of common stock to your advisor had no effect on your 2010 financial statements, your disclosure on page F-46 and the amount of compensation expense recorded through March 31, 2011 suggests that you are recognizing the expense over the period from November 22, 2010 to the one year anniversary. Please clarify the period over which you are recognizing the related expense and tell us how your accounting complies with GAAP. Since you indicate that the shares were effectively fully vested and non-forfeitable as of the "Transaction" date, please clarify why the value of the award should not be fully recognized as of that date. Furthermore, since vesting of the awards was contingent upon a specified event(s), please also tell us how you determined it was appropriate to record a portion of the expense prior to satisfaction of the contingency. Please also clarify how you treated these shares for EPS purposes for all post-issuance periods. Please cite the applicable authoritative accounting guidance supporting your treatment. Lastly, please tell us the business reason for the post-Transaction escrow holding period.

Note 23. Additional Information – Condensed Financial Statements of the Company, page F-28

41. We note your addition of condensed financial statements of the company in response to comment 17 in our letter dated May 6, 2011. As required by Rule 4.08(e)(1) of Regulation S-X, please disclose the most significant restrictions on the payment of dividends indicating their sources and pertinent provisions and the amount of retained earnings or net income that is restricted. Please also provide the disclosures required by Rule 4.08(e)(3)(ii) and Rule 12.04(b) of Regulation S-X.

42. Please confirm that the financial statements included in this footnote represent the financial statements of the stand-alone parent company. If so, please explain to us why the balance sheet does not present an investment in subsidiary line item.

43. Please address the following items related to your condensed statements of income and comprehensive income on page F-29:

- It appears that some numbers have been inadvertently excluded from your statements of income. For example, it appears that general and administrative expenses should read 54,401 as opposed to 54,40 and that net income should read 5,746,583 as opposed to 5,746,58
- We note that your statements of income include "Net loss" and "Net income" line items. Please explain to us why you believe it appropriate to have a subtotal between income taxes and share of income from subsidiaries and clarify how your presentation complies with Rule 5-03(b) of Regulation S-X.
- Explain to us why comprehensive income excludes your share of income from subsidiaries.
- Explain to us why your statements of cash flows on page F-30 do not begin with a net income amount that includes your share of income from subsidiaries.

44. Please apply these condensed financial statement comments to footnote 23 of your financial statements for the quarter ended March 31, 2011.

Consolidated Financial Statements for March 31, 2011, page F-31

Note 2. Summary of Significant Accounting Policies, page F-36

(a) Basis of Presentation, page F-36

45. Please revise to include a statement, if true, that the unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please also include a statement, if true, that all adjustments are of a normal recurring nature. Otherwise, please furnish information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Please see Rule 3-03(d) of Regulation S-X.

Note 17. Series A Preferred Stock and Warrants, page F-47

46. We read your response to comment 71 in our letter dated May 6, 2011 and have the following comments:

- We note that you recorded a significant "day one" loss on your February 2011 unit issuance since the fair values of the bifurcated embedded derivative on your convertible preferred stock and the derivative warrant liability exceeded the proceeds received. Although we note your valuation disclosures on pages F-49 and F-50, please tell us in greater detail how you determined the fair values of your derivatives and common stock, including significant methods and estimates used. Please tell us whether you reassessed the valuation techniques used in estimating the fair values of the derivatives to determine whether the model should be calibrated to equal the amount of cash received.

- If you believe that no changes to your common stock and derivative valuations are necessary, please tell us the rationale for providing such a significant "day one" premium to investors.

47. We note your disclosure on page F-50 that the Investor warrants, the Placement Agent warrants and the embedded derivative instrument related to the Series A Preferred Stock were re-valued at March 31, 2011 using a binomial model based on the fair value of the common stock that was previously determined. Since it appears your shares traded between $1.50 and $2.00 from the February 22, 2011 issuance date through March 31, 2011, please explain to us why it appears these trades and the significant transformation of your capital structure did not result in any change of your common stock price from the transaction date through the end of the quarter. Tell us how you considered these subsequent transactions in your fair value determinations and, if you did not consider them relevant observable inputs, why they should be disregarded in determining the fair value of your stock.

Note 21. Earnings per Share, page F-54

48. Please demonstrate to us how your Series A preferred stock and warrants were antidilutive to earnings per share for the interim period ended March 31, 2011.

Recent Sale of Unregistered Securities, page 71

49. We note your response to comment 73 in our letter dated May 6, 2011 and the related revisions in your filing. Please state briefly the facts relied upon in making each exemption available. With respect to any exemption afforded by Rule 506 of Regulation D, please tell us why you have not filed a Form D.

Exhibits, page 72

50. We note your response to comment 74 in our letter dated May 6, 2011 and the certificate of amendment filed as Exhibit 3.4. Please clarify whether you have amended and restated your articles of incorporation and if so, please file this document as an exhibit. To the extent that you have never amended and restated your articles of incorporation, please clarify this throughout your filing. Please also revise the exhibit description for Exhibit 3.4 to indicate that this is an amendment and not an amendment and restatement.

Exhibit 5.1

51. We note your response to comment 79 in our letter dated May 6, 2011 and the related revisions in this exhibit. Please revise to have counsel opine, if true, that the 474,967 shares of common stock which are already issued and outstanding currently are legally and validly issued, fully paid and non-assessable.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 9A. Controls and Procedures, page 43

Management's Report on Internal Control Over Financial Reporting, page 43

52. We note your responses to comments 82-90 in our letter dated May 6, 2011. Based on the information you provided, it is not clear to us that your accounting and financial personnel have sufficient expertise to prepare financial statements in accordance with U.S. GAAP. In this regard, we note that you list only one individual responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and note that the individual has only two years of accounting experience. Furthermore, this individual does not hold a license as a Certified Public Accountant in the U.S., does not appear to have prior experience preparing U.S. GAAP financial statements, and has not attended U.S. institutions or extended educational programs that would appear to provide sufficient relevant education relating to U.S. GAAP. Accordingly, it appears that your lack of U.S. GAAP experience constitutes a material weakness and, as a result, your internal control over financial reporting would not be effective. If you disagree, please provide us with a more in depth analysis of the training and experience of your accounting and finance personnel in preparing U.S. GAAP financial statements. Otherwise, please state that your internal control over financial reporting is not effective as of December 31, 2010, explain in detail that you have financial accounting and reporting departments with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusions regarding disclosure controls and procedures as of December 31, 2010 and March 31, 2011.

Form 10-Q for the Fiscal Period Ended March 31, 2011

Item 4. Controls and Procedures, page 11

53. We note your statement that a "control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met," as well as the conclusion of your principal executive officer and principal financial officer that your disclosure controls and procedures are effective at the reasonable assurance level. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please see Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on

our website.

Exhibit 31.1

54. We note that your certification omitted the introductory language in paragraph 4 referring to the certifying officers' responsibility for establishing and maintaining internal control over financial reporting for the company. Please file an amendment to your Form 10-Q for the fiscal period ended March 31, 2011 that includes new, corrected certifications.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant